Filed pursuant to 424(b)(3)

Registration No. 333-175340

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED JULY 3, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc. (the “Company”), dated April 26, 2013 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 25, 2013. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update regarding the status of our public offering and portfolio

B.	To provide an update regarding the distributions authorized by our board of directors

C.	To provide an update to the section of the Prospectus titled “Prospectus Summary—Compensation to the Advisor and Affiliates” and “Management Compensation”

D.	To provide an update to the section of the Prospectus titled “Prospectus Summary—Share Redemption Program” and “Description of Capital Stock—Share Redemption Program”

E.	To provide an update to the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments”

F.	To provide an update to the section of the Prospectus titled “Selected Financial Data”

G.	To provide an update to the section of the Prospectus titled “Description of Capital Stock—Distributions”

H.	To include our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013

A. Status of Our Public Offering and Portfolio

As previously disclosed in Prospectus Supplement No. 1, dated June 25, 2013, our board of directors has determined that we will cease new sales of primary offering shares after we raise approximately $200 million of additional gross proceeds from the sale of primary offering shares commencing June 25, 2013; provided, that, our board of directors reserves the right to terminate the primary offering prior to raising that amount or to extend the primary offering further after we have raised that amount.

Since June 25, 2013 through July 2, 2013, we had raised gross proceeds of approximately $44.2 million. From the commencement of our offerings through July 2, 2013, we had raised gross proceeds of approximately $1.9 billion from the sale of approximately 186.0 million shares of our common stock in our public offerings, including approximately $51.2 million from the sale of approximately 5.3 million shares of our common stock through our distribution reinvestment plan.

As of June 27, 2013, we have acquired, either directly or through an unconsolidated joint venture, properties with an aggregate total purchase price of approximately $3.0 billion, comprised of 269 buildings totaling approximately 49.5 million square feet in 21 markets with 503 customers, with an occupancy rate of 91% (leased rate of 91%, which includes in place leases that have not yet commenced), and a weighted-average remaining lease term (based on square feet) of 5.3 years. As of June 27, 2013, our operating portfolio consisted of 261 industrial buildings totaling 47.7 million square feet and had an occupancy rate of 93% (leased rate of 94%). Our operating portfolio includes stabilized properties and excludes eight buildings in the Company’s development portfolio.

B. Distributions Authorized by Our Board of Directors

We have operated and have elected to be treated as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2010. In order to qualify as a REIT, we are generally required to distribute at least 90% of our annual REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain) to our stockholders. We intend to continue to make distributions on a quarterly basis. For the quarter ended March 31, 2013, 53% of our total distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 47% of our total distributions were funded from sources other than cash flows from operating activities, specifically with proceeds from the issuance of DRIP shares, which are cash distributions that stockholders have elected to reinvest through our distribution reinvestment plan. Some or all of our future distributions may be paid from these sources, as well as from the sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates, and interest income from our cash balances. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Distributions will be authorized at the discretion of our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

Our board of directors authorized cash distributions at a quarterly rate of $0.15625 per share of common stock for each quarter of 2010, 2011 and 2012, as well as for the first, second, and third quarter of 2013. We calculate individual payments of distributions to you based upon daily record dates during each quarter so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the period. Accordingly, assuming we declare daily distributions during the period in which you own shares of our common stock, your distributions will begin to accrue on the date we accept your subscription for shares of our common stock, which is subject to, among other things, your meeting the applicable suitability requirements for this offering.

There can be no assurances that the current distribution rate will be maintained. In the near-term, we expect that we may need to utilize cash flows from financing activities, as determined on a GAAP basis, to supplement the payment of distributions, which if insufficient could negatively impact our ability to pay distributions. We intend to pay distributions for the second and third quarter of 2013 on or around July 15, 2013 and October 15, 2013, respectively.

The following table outlines total distributions and sources used to pay total distributions (cash distributions and distributions reinvested pursuant to our distribution reinvestment plan) for the periods indicated below:

	Source of Distributions
	Provided by		Proceeds		Proceeds from
	Operating		from Debt		Issuance of		Total
($ in thousands)	Activities (1)		Financings (2)		DRIP Shares (3)		Distributions
2013
March 31, 2013	$11,782	53%	$—	—%	$10,323	47%	$22,105

Total	$11,782	53%	$—	—%	$10,323	47%	$22,105

2012
December 31, 2012	$10,554	54%	$—	—%	$9,014	46%	$19,568
September 30, 2012	9,124	52	284	2	8,089	46	17,497
June 30, 2012	5,147	33	3,288	21	7,287	46	15,722
March 31, 2012	1,854	17	4,283	39	4,902	44	11,039

Total	$26,679	42%	$7,855	12%	$29,292	46%	$63,826

(1)

As determined on a GAAP basis. Cash flows from operating activities for the three months ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012 were $17.3 million, $11.2 million, $9.1 million, $5.1 million, and $1.9 million, respectively.

(2)	Our debt financings, or borrowings, are a component of cash provided by financing activities as determined on a GAAP basis.
(3)

You may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan. Participation in our distribution reinvestment plan has averaged approximately 46% of total distributions since Inception (May 19, 2009).

The SEC declared the registration statement for our initial public offering effective on December 18, 2009. We broke escrow for our initial public offering on March 31, 2010, and effectively commenced real estate operations on June 30, 2010 in connection with the acquisition of our first property. As such, we believe that: (i) our FFO of $18.2 million, or $0.13 per share, as compared to the distribution declared of $22.1 million, or $0.15625 per share, both for the three months ended March 31, 2013; and (ii) our FFO of $41.2 million, or $0.75 per share, as compared to distributions declared of $112.2 million, or $2.03 per share, both for the period from Inception (May 19, 2009) to March 31, 2013, are not indicative of future performance as we are in the acquisition phase of our life cycle. See “Selected Financial Data—How We Measure Our Performance” below for details regarding our FFO.

C. Update to the Section of the Prospectus Titled “Prospectus Summary—Compensation to the Advisor and Affiliates” and “Management Compensation”

The following data supplements, and should be read in conjunction with, the section titled “Prospectus Summary—Compensation to the Advisor and Affiliates” and “Management Compensation” beginning on page 4 and 87, respectively, of the Prospectus:

The table below provides information regarding fees paid to the Dealer Manager, the Advisor, and their affiliates in connection with our operations and our offerings. The table includes amounts incurred for the three months ended March 31, 2013 and 2012, as well as amounts receivable or payable as of March 31, 2013 and December 31, 2012.

	Incurred for the Three		Receivable
	Months Ended March 31,		(Payable) as of
(in thousands)	2013	2012	2013 (1)	2012 (1)
Sales commissions—the Dealer Manager	$12,690	$15,024	$(656)	$(609)
Dealer manager fees—the Dealer Manager	4,690	6,103	(499)	(445)
Organization and offering expenses—the Advisor or its affiliates including the Dealer Manager	3,432	4,300	(235)	(453)
Acquisition fees—the Advisor(2)	958	1,753	(117)	—
Asset management fees—the Advisor	4,532	2,105	—	—
Other expense reimbursements—the Advisor(3)	396	366	11	—

Total	$26,698	$29,651	$(1,496)	$(1,507)

(1)

In addition, the amounts accrued for organization and offering expense reimbursements that are not payable until additional gross offering proceeds of the offerings are received were $1.5 million and $2.4 million as of March 31, 2013 and December 31, 2012, respectively. We reimburse the Advisor for cumulative organization expenses and for cumulative expenses of our offerings up to 1.75% of the gross offering proceeds from our offerings. As such, we do not consider organization and offering expenses that exceed 1.75% of the gross offering proceeds raised from our offerings to be currently payable.

(2)

In addition, for the three months ended March 31, 2013, we paid to the Advisor approximately $0.3 million of development acquisition fees, which is included in the total development project cost and is capitalized in construction in progress on our consolidated balance sheet.

(3)	Includes reimbursement for certain expenses incurred on our behalf in connection with services provided to us under the Advisory Agreement.

As set forth elsewhere in the Prospectus, with respect to joint ventures, partnerships or other co-ownership arrangements, the Advisor or its affiliates has and will receive fees for providing services to such entities or to our joint venture partners or co-owners of our properties. For the three months ended March 31, 2013 and 2012, the Fund I Partnership paid to the Advisor approximately $0.6 million and $0.7 million, respectively, in fees for providing a variety of services, including with respect to acquisition and asset management activities. With respect to our percentage interest in the Fund I Partnership, we have paid and will pay to the Advisor any additional amount necessary, after taking into account amounts paid directly by the Fund I Partnership to the Advisor, to provide that the Advisor receives the total amount of fees payable pursuant to the Advisory Agreement.

D. Update to the Section of the Prospectus Titled “Prospectus Summary—Share Redemption Program” and “Description of Capital Stock—Share Redemption Program”

The following data supplements the last paragraph and first paragraph, respectively, in the sections titled “Prospectus Summary—Share Redemption Program” and “Description of Capital Stock—Share Redemption Program” beginning on pages 14 and 114, respectively, of the Prospectus:

For the three months ended March 31, 2013 and 2012, we received eligible redemption requests related to approximately 0.2 million and 0.2 million shares of our common stock, respectively, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2.3 million, or an average price of $9.83 per share, and $1.5 million, or an average price of $9.61 per share, respectively.

E. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt-Related Investments”

1. The following subsection supersedes and replaces the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Portfolio Overview” beginning on page 63 of the Prospectus:

Portfolio Overview

As of March 31, 2013, we owned, either directly or through an unconsolidated joint venture, a portfolio that included 226 industrial buildings totaling approximately 44.4 million square feet with 429 customers in 21 major industrial markets throughout the U.S. with a weighted-average remaining lease term (based on square feet) of 5.6 years. This data includes our unconsolidated properties, consisting of 29 industrial buildings totaling approximately 6.2 million square feet. Of the 226 industrial buildings we owned and managed as of March 31, 2013:

•

217 industrial buildings totaling approximately 42.0 million square feet comprised our operating portfolio, which includes stabilized properties and was 95% occupied (95% leased). The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

•

9 industrial buildings totaling approximately 2.4 million square feet comprised our development portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s completion or a building achieving 90% occupancy.

Unless otherwise indicated, the term “property” as used herein refers to one or more buildings in the same market that were acquired by us in the same transaction.

Building Types. Our industrial properties consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of March 31, 2013:

		Percent of Rentable
Building Type	Description	Square Feet (1)
Bulk distribution	Building size of 150,000 to over 1 million square feet, single or multi-tenant	91.4%
Light industrial	Building size of 75,000 to 150,000 square feet, single or multi-tenant	7.2
Flex industrial	Includes assembly or research and development, primarily multi-tenant	1.4

		100.0%

(1)	Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

Portfolio Overview and Market Diversification. As of March 31, 2013, the average effective annual rent per square foot of our total portfolio (calculated by dividing total annualized base rent, which accounts for tenant concessions, by total occupied square footage) was approximately $4.38. The following table summarizes our portfolio by market as of March 31, 2013:

						Percent of
	Number of	Rentable	Occupied	Leased	Annualized	Annualized
Market	Buildings	Square Feet (1)	Rate (2)	Rate (2)	Base Rent (3)	Base Rent
		(in thousands)			(in thousands)
Operating Properties:
Atlanta	13	5,154	94.6%	94.6%	$13,918	7.9%
Austin	7	748	93.0	93.0	3,776	2.2
Baltimore / D.C.	17	2,395	97.6	97.6	12,303	7.0
Chicago	17	3,602	84.6	85.0	11,812	6.7
Dallas	27	3,746	93.7	94.2	13,117	7.5
Houston	23	2,315	83.6	85.7	10,289	5.8
Indianapolis	6	2,248	91.3	91.3	10,065	5.7
Inland Empire	12	4,117	99.3	100.0	17,146	9.7
Los Angeles	4	448	90.0	90.0	2,698	1.5
Maryland	2	995	100.0	100.0	3,965	2.3
Memphis	6	2,176	100.0	100.0	6,151	3.5
New Jersey	8	1,579	100.0	100.0	7,898	4.5
Pennsylvania	23	3,704	95.3	95.3	16,355	9.3
Phoenix	4	3,154	100.0	100.0	16,459	9.3
Portland	21	1,423	90.4	90.4	5,847	3.3
Salt Lake City	4	1,140	96.9	96.9	5,268	3.0
San Francisco Bay Area	5	823	100.0	100.0	3,954	2.2
Seattle / Tacoma	7	1,110	91.5	100.0	4,211	2.4
South Florida	10	995	100.0	100.0	7,386	4.2
Tampa	1	147	100.0	100.0	889	0.5

Subtotal Operating	217	42,019	94.6%	95.1%	$173,507	98.5%

Development Properties:
Baltimore / D.C.	1	457	60.5	60.5	1,669	0.9
Chicago	1	264	38.3	38.3	555	0.3
Inland Empire	3	805	—	—	—	—
Los Angeles	1	305	—	—	—	—
New Jersey	1	252	49.9	49.9	428	0.3
Orange County	1	198	—	—	—	—
San Francisco Bay Area	1	87	—	—	—	—

Subtotal Development	9	2,368	21.2%	21.2%	$2,652	1.5%

Total Portfolio	226	44,387	90.7%	91.2%	$176,159	100.0%

(1)	Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.
(2)

The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

(3)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease as of March 31, 2013, multiplied by 12, and accounts for any tenant concessions.

Lease Terms. Our industrial properties are typically subject to leases on a “triple net basis,” in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to ten years, and often include renewal options.

Lease Expirations. As of March 31, 2013, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 5.6 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of March 31, 2013, without giving effect to the exercise of renewal options or termination rights, if any:

Year	Number of Leases (1)	Rentable Square Feet (1)	Percent of Rentable Square Feet (1)	Annualized Base Rent (1)(2)	Percent of Annualized Base Rent (1)(2)
		(in thousands)		(in thousands)
Remainder of 2013	64	2,794	6.9%	$12,402	7.0%
2014	72	4,015	10.0	18,501	10.5
2015	91	4,508	11.2	19,862	11.3
2016	59	4,571	11.4	21,236	12.1
2017	49	3,137	7.8	14,974	8.5
2018	37	4,822	12.0	21,297	12.1
2019	26	3,473	8.6	19,312	11.0
2020	17	1,450	3.6	6,780	3.8
2021	15	4,242	10.5	18,193	10.3
2022	14	3,334	8.3	14,349	8.1
Thereafter	24	3,909	9.7	9,253	5.3

Total occupied	468	40,255	100.0%	$176,159	100.0%

(1)	Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.
(2)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease as of March 31, 2013, multiplied by 12, and accounts for any tenant concessions.

Customer Diversification. As of March 31, 2013 there were no customers that individually represented more than 10% of total annualized base rent. The following table reflects our 10 largest customers, based on annualized base rent, which occupied an aggregate 11.6 million square feet as of March 31, 2013:

	Percent of Total	Percent of Total
	Annualized	Occupied
Customer	Base Rent (1)	Square Feet (1)
Amazon.com, LLC	7.7%	6.1%
Home Depot USA INC.	5.9	5.8
Hanesbrands, Inc.	3.3	3.3
Belkin International	3.0	2.0
Solo Cup Company	2.2	3.7
GlaxoSmithKlein	1.9	1.6
Harbor Freight Tools	1.4	1.9
Bunzl Distribution USA, Inc.	1.3	1.4
Phillips-Van Heusen Corporation	1.3	2.1
FedEx Corporation	1.3	0.9

Total	29.3%	28.8%

(1)	Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.

The majority of our customers do not have a corporate credit rating. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market, industry, and economic information that is generally publicly available.

Industry Diversification. The table below illustrates the diversification of our portfolio by industry classifications of our customers as of March 31, 2013:

Industry	Number of Leases	Annualized Base Rent (1)(2)	Percent of Annualized Base Rent (1)(2)	Occupied Square Feet (2)	Percent of Occupied Square Feet (2)
		(in thousands)		(in thousands)
Transportation / Logistics	59	$19,689	11.2%	4,385	10.9%
Home Improvement	29	19,282	10.9	4,936	12.3
Food & Beverage	39	14,696	8.4	3,539	8.8
Online Retail	2	13,596	7.7	2,474	6.1
Computer / Electronics	19	12,532	7.1	2,248	5.6
Apparel / Clothing	10	11,047	6.3	2,897	7.2
Auto	25	7,634	4.3	1,961	4.9
Paper / Plastics Manufacturing	10	6,884	3.9	2,087	5.2
Construction / Engineering	34	6,566	3.7	1,342	3.3
Home Furnishings	18	6,374	3.6	1,534	3.8
Other	223	57,859	32.9	12,852	31.9

Total	468	$176,159	100.0%	40,255	100.0%

(1)	Includes both our consolidated and unconsolidated properties and assumes 100% ownership of our unconsolidated properties.
(2)	Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of March 31, 2013, multiplied by 12, and accounts for any tenant concessions.

Debt Obligations. As of March 31, 2013, the majority of our consolidated buildings, with a gross book value of approximately $1.7 billion, were encumbered by mortgage indebtedness totaling approximately $919.3 million, having a weighted-average interest rate (including the effects of an interest rate swap) of 4.25%.

2. The following paragraph supersedes and replaces the first paragraph in the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Summary Acquisition Activity” on page 66 of the Prospectus:

As of March 31, 2013, we have acquired, either directly or through our unconsolidated joint venture, properties with an aggregate total purchase price of approximately $2.6 billion, comprised of 226 buildings totaling approximately 44.4 million square feet in 21 markets with 429 customers, with an occupancy rate of 91% (leased rate of 91%, which includes in place leases that have not yet commenced), and a weighted-average remaining lease term (based on square feet) of 5.6 years. As of March 31, 2013, our operating portfolio consisted of 217 industrial buildings totaling 42.0 million square feet and had an occupancy rate of 95% (leased rate of 95%). Our operating portfolio includes stabilized properties and excludes 9 buildings in our development portfolio. The estimated aggregate weighted-average purchase price capitalization rate of our operating portfolio is approximately 6.7%.

3. The following data is inserted at the end of the table in the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Additional Real Property Acquisitions” on page 69 of the Prospectus:

				Acquisition	Purchase		Occupancy
				Fees Paid	Price	Rentable	Rate at
	Acquisition	Percent	Purchase	to the	Capitalization	Square	March 31,
(dollars in thousands)	Date	Ownership	Price	Advisor	Rate	Feet	2013(1)
Consolidated Properties:
Marina West Distribution Center II— Sunrise, Florida	4/2/2013	100%	$39,400	$394	6.4%	402,000	100%
Beltway Crossing Distribution Center—Missouri City, Texas	4/9/2013	100%	$38,250	$383	4.3%	491,000	96%
Gwinnett Distribution Center—Atlanta, Georgia	4/24/2013	100%	$12,000	$120	5.3%	317,000	96%
Bluegrass Distribution Center I & II—Atlanta, Georgia	4/24/2013	100%	$28,000	$280	5.2%	389,000	97%
Northpointe Distribution Center—Dulles, Virginia	4/30/2013	100%	$9,625	$96	6.6%	83,000	87%
Fremont Distribution Center II— San Francisco, California	5/6/2013	100%	$13,500	$135	5.1%	174,000	100%
Broadway 101 Commerce Center—Mesa, Arizona	5/15/2013	100%	$77,002	$770	5.8%	808,000	84%
Lakeview Industrial Park—Dania Beach, Florida	5/15/2013	100%	$17,450	$175	5.8%	210,000	97%
South San Francisco Distribution Center II—South San Francisco, California	5/23/2013	100%	$9,950	$100	N/A (2)	85,000	100%
Iron Run Distribution Center— Allentown, Pennsylvania	6/6/2013	100%	$8,000	$80	6.9%	125,000	100%
Buckeye Distribution Center—Phoenix, Arizona	6/7/2013	100%	$44,300	$443	5.1%	684,000	100%
Valley Crossings Distribution Center— Allentown, Pennsylvania	6/13/2013	100%	$16,550	$166	6.5%	270,000	100%
Artesia Distribution Center—Compton, California	6/26/2013	100%	$14,801	$148	5.8%	152,000	100%
Carlisle Distribution Center—Carlisle, Pennsylvania	6/26/2013	100%	$40,700	$407	6.9%	694,000	100%
Greenwood Distribution Center— Greenwood, Indiana	6/28/2013	100%	$15,750	$158	7.0%	450,000	100%
Nashville Portfolio—Nashville, Tennessee	6/28/2013	100%	$49,050	$491	6.7%	1,098,000	100%
Unconsolidated Properties:
Miami Distribution Center—Miami, Florida	4/30/2013	51%	$13,867	$166	N/A (2)	185,000	—

(1)	Occupancy rates for acquisitions completed subsequent to March 31, 2013 are calculated as of the date of acquisition.
(2)

This property was not stabilized at acquisition or completion of development, as it had certain occupancy, lease term and/or projected capital improvement requirements that differ from our stabilized properties.

F. Update to the Section of the Prospectus Titled “Selected Financial Data”

1. The following data supplements, and should be read in conjunction with, the section titled “Selected Financial Data” beginning on page 105 of the Prospectus:

The following selected consolidated financial data are qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which is incorporated herein by reference.

	For the Three Months
	Ended March 31,
(square feet and $ in thousands, except per share data)	2013	2012
Operating data:
Total revenues	$51,254	$22,272
Total operating expenses	$49,287	$22,758
Total other expenses	$12,884	$6,376
Net loss	$(10,917)	$(6,862)
Net loss attributable to common stockholders	$(10,917)	$(6,862)
Net loss per common share—basic and diluted	$(0.08)	$(0.10)
Distributions declared per common share	$0.15625	$0.15625
Cash flow data:
Net cash provided by operating activities	$17,334	$1,854
Net cash used in investing activities	$(107,775)	$(183,263)
Net cash provided by financing activities	$98,866	$205,457
Company-defined FFO (1):
Reconciliation of net loss to Company-defined FFO:
Net loss	$(10,917)	$(6,862)
Total NAREIT-defined adjustments	$29,142	$12,098
Total Company-defined adjustments	$2,787	$3,446

Company-defined FFO	$21,012	$8,682

	As of	As of
	March 31, 2013	December 31, 2012
Balance sheet data:
Net investment in real estate properties	$2,200,207	$2,122,941
Investment in unconsolidated joint ventures	$99,293	$96,490
Cash and cash equivalents	$32,975	$24,550
Total assets	$2,389,385	$2,294,948
Debt	$1,144,302	$1,195,218
Total liabilities	$1,223,262	$1,268,867
Total stockholders’ equity	$1,166,122	$1,026,080
Total gross equity raised (during year-to-date period)	$196,256	$730,991
Portfolio data:
Number of consolidated buildings	197	190
Number of unconsolidated buildings	29	29

Total number of buildings	226	219

Rentable square feet of consolidated buildings	38,205	36,898
Rentable square feet of unconsolidated buildings	6,182	6,181

Total rentable square feet	44,387	43,079

Total number of customers	429	414
Percent of total portfolio occupied	91%	90%
Percent of total portfolio leased	91%	92%

(1)	Refer to “How We Measure Our Performance” below for the definition of Company-defined FFO, as well as a detailed reconciliation of our net loss to Company-defined FFO.

The SEC declared the registration statement for our initial offering effective on December 18, 2009. We broke escrow for our initial offering on March 31, 2010, and effectively commenced real estate operations on June 30, 2010, in connection with the acquisition of our first property.

During the first quarter of 2013, we acquired, either directly or through an unconsolidated joint venture, seven buildings comprising of approximately 1.3 million square feet for an aggregate total purchase price of approximately $91.6 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. This compares to our acquisition, either directly or through an unconsolidated joint venture, of 24 buildings in the first quarter of 2012 comprised of approximately 4.6 million square feet for an aggregate purchase price of approximately $212.6 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. These acquisitions are consistent with our investment strategy, and were funded with net proceeds from our two public offerings and debt financings. See “Investments in Real Properties, Real Estate Securities and Debt-Related Investments” for further detail regarding our acquisitions.

We are currently in the acquisition phase of our life cycle and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offerings. Accordingly, our operating results for the three months ended March 31, 2013 and 2012 are not directly comparable, nor are our results of operations for the three months ended March 31, 2013 and 2012 indicative of those expected in future periods. We expect that our revenues and operating expenses will continue to increase in future periods as a result of continued growth in our current portfolio and as a result of the additive effect of anticipated future acquisitions of industrial properties.

2. The following data supplements, and should be read in conjunction, with the section titled “Selected Financial Data—How We Measure Our Performance” beginning on page 106 of the Prospectus:

As set forth in the table below, Company-defined FFO per share increased approximately 21.1% for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

The following unaudited table presents a reconciliation of FFO, Company-defined FFO, and MFFO to net loss:

			For the Period
	For the Three Months		From Inception
	Ended March 31,		(May 19, 2009) to
(in thousands, except per share data)	2013	2012	March 31, 2013
Net loss	$(10,917)	$(6,862)	$(80,929)

Net loss per common share	$(0.08)	$(0.10)	$(1.47)

Reconciliation of net loss to FFO:
Net loss	$(10,917)	$(6,862)	$(80,929)
Add (deduct) NAREIT-defined adjustments:
Real estate-related depreciation and amortization	27,282	10,545	111,819
Real estate-related depreciation and amortization of unconsolidated joint venture	1,860	1,553	10,338

FFO	$18,225	$5,236	$41,228

FFO per common share	$0.13	$0.07	$0.75

Reconciliation of FFO to Company-defined FFO:
FFO	$18,225	$5,236	$41,228
Add (deduct) Company-defined adjustments:
Acquisition costs	2,729	3,139	49,046
Acquisition costs of unconsolidated joint venture	58	307	2,328
Loss on early extinguishment of debt	—	—	837

Company-defined FFO	$21,012	$8,682	$93,439

Company-defined FFO per common share	$0.15	$0.12	$1.69

Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO	$21,012	$8,682	$93,439
Add (deduct) MFFO adjustments:
Straight-line rent and amortization of above / below market leases	(1,227)	(846)	(7,960)
Straight-line rent and amortization of above / below market leases of unconsolidated joint venture	(238)	(107)	(749)

MFFO	$19,547	$7,729	$84,730

MFFO per common share	$0.14	$0.11	$1.53

Weighted-average shares outstanding	141,484	70,648	55,230

See Section B in this Supplement for details regarding our aggregate FFO loss since inception as compared to aggregate distributions declared since inception.

G. Update to the Section of the Prospectus Titled “Description of Capital Stock—Distributions”

The disclosure under “Description of Capital Stock—Distributions” beginning on page 111 of the Prospectus is supplemented by the disclosure in Section B of this Supplement.

H. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2013

On May 7, 2013, we filed our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, with the SEC. The report (without exhibits) is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-54372

Industrial Income Trust Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	27-0477259
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

518 Seventeenth Street, 17th Floor Denver, CO	80202
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (303) 228-2200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 1, 2013, there were 160,694,655 shares of the registrant’s common stock outstanding.

INDUSTRIAL INCOME TRUST INC.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

INDUSTRIAL INCOME TRUST INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS
Net investment in real estate properties	$2,200,207	$2,122,941
Investment in unconsolidated joint ventures	99,293	96,490
Cash and cash equivalents	32,975	24,550
Restricted cash	2,838	1,926
Straight-line and tenant receivables, net	17,624	14,462
Notes receivable	3,612	5,912
Other assets	32,836	28,667

Total assets	$2,389,385	$2,294,948

LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$15,680	$13,514
Debt	1,144,302	1,195,218
Due to affiliates	3,021	3,945
Distributions payable	22,105	19,568
Other liabilities	38,154	36,622

Total liabilities	1,223,262	1,268,867
Commitments and contingencies (Note 8)
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value—1,000,000 shares authorized, 151,155 and 132,424 shares issued and outstanding, respectively	1,512	1,324
Additional paid-in capital	1,358,905	1,184,906
Accumulated deficit	(192,916)	(159,894)
Accumulated other comprehensive loss	(1,379)	(256)

Total stockholders’ equity	1,166,122	1,026,080
Noncontrolling interests	1	1

Total equity	1,166,123	1,026,081

Total liabilities and equity	$2,389,385	$2,294,948

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,
(in thousands, except per share data)	2013	2012
Revenues:
Rental revenues	$51,254	$22,272

Total revenues	51,254	22,272

Operating expenses:
Rental expenses	13,083	5,646
Real estate-related depreciation and amortization	27,282	10,545
General and administrative expenses	1,661	1,323
Asset management fees, related party	4,532	2,105
Acquisition-related expenses, related party	958	1,753
Acquisition-related expenses	1,771	1,386

Total operating expenses	49,287	22,758

Operating income (loss)	1,967	(486)
Other expenses:
Equity in loss of unconsolidated joint ventures	1,286	952
Interest expense and other	11,598	5,424

Total other expenses	12,884	6,376
Net loss	(10,917)	(6,862)
Net loss attributable to noncontrolling interests	—	—

Net loss attributable to common stockholders	$(10,917)	$(6,862)

Weighted-average shares outstanding	141,484	70,648

Net loss per common share—basic and diluted	$(0.08)	$(0.10)

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2013	2012
Net loss attributable to common stockholders	$(10,917)	$(6,862)
Unrealized loss on derivative instruments	(1,123)	(7)

Comprehensive loss attributable to common stockholders	$(12,040)	$(6,869)

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

	Stockholders’ Equity
	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total
(in thousands)	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Equity
Balance as of December 31, 2012	132,424	$1,324	$1,184,906	$(159,894)	$(256)	$1	$1,026,081
Net loss	—	—	—	(10,917)	—	—	(10,917)
Unrealized loss on derivative instruments	—	—	—	—	(1,123)	—	(1,123)
Issuance of common stock	18,964	190	196,066	—	—	—	196,256
Offering costs	—	—	(19,779)	—	—	—	(19,779)
Redemptions of common stock	(233)	(2)	(2,288)	—	—	—	(2,290)
Distributions to stockholders	—	—	—	(22,105)	—	—	(22,105)

Balance as of March 31, 2013	151,155	$1,512	$1,358,905	$(192,916)	$(1,379)	$1	$1,166,123

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
(in thousands)	2013	2012
Operating activities:
Net loss	$(10,917)	$(6,862)
Adjustments to reconcile net loss to net cash provided by operating activities:
Real estate-related depreciation and amortization	27,282	10,545
Equity in loss of unconsolidated joint venture	1,286	952
Straight-line rent and amortization of above- and below-market leases	(1,227)	(846)
Bad debt expense	133	366
Other	375	259
Changes in operating assets and liabilities	402	(2,560)

Net cash provided by operating activities	17,334	1,854

Investing activities:
Real estate acquisitions	(94,322)	(162,414)
Acquisition deposits	(5,700)	(4,250)
Capital expenditures	(5,926)	(411)
Investment in unconsolidated joint ventures	(1,711)	(17,022)
Distribution from unconsolidated joint ventures	—	500
Other	(116)	334

Net cash used in investing activities	(107,775)	(183,263)

Financing activities:
Repayments of mortgage notes	(744)	(711)
Proceeds from lines of credit	25,000	120,400
Repayments of lines of credit	(75,000)	(120,150)
Financing costs paid	(121)	(121)
Proceeds from issuance of common stock	179,406	234,901
Offering costs for issuance of common stock	(16,407)	(22,611)
Distributions paid to common stockholders	(10,554)	(4,775)
Redemptions of common stock	(2,714)	(1,476)

Net cash provided by financing activities	98,866	205,457

Net increase in cash and cash equivalents	8,425	24,048
Cash and cash equivalents, at beginning of period	24,550	12,934

Cash and cash equivalents, at end of period	$32,975	$36,982

Supplemental disclosure of noncash items:
Offering proceeds due from transfer agent	$9,749	$12,635
Decrease in accrued offering costs	(1,033)	(2,091)
Distributions reinvested in common stock	9,014	3,653
Redemptions payable	2,290	—
Noncash repayment of note receivable	2,300	—

See accompanying Notes to Condensed Consolidated Financial Statements.

INDUSTRIAL INCOME TRUST INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

Unless the context otherwise requires, the “Company” refers to Industrial Income Trust Inc. and its consolidated subsidiaries.

The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain disclosures normally included in the annual audited financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) have been omitted. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 6, 2013.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

Recent Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”), which requires companies to report, either on their income statement or in a footnote to their financial statements, the effects from items that are reclassified out of other comprehensive income. ASU 2013-02 was effective for the Company in the first quarter of 2013. The adoption of this guidance did not have a material effect on the Company’s condensed consolidated financial statements.

2. INVESTMENT IN REAL ESTATE PROPERTIES

As of March 31, 2013, the Company’s portfolio of consolidated properties consisted of 197 industrial buildings totaling approximately 38.2 million square feet. During the three months ended March 31, 2013, the Company acquired seven industrial buildings totaling approximately 1.3 million square feet for an aggregate total purchase price of approximately $91.6 million, exclusive of transfer taxes, due diligence expenses, and other closing costs.

(in thousands)	March 31, 2013	December 31, 2012
Land	$504,178	$472,206
Building and improvements	1,537,602	1,477,170
Intangible lease assets	271,455	262,975
Construction in progress	4,137	1,892

Investment in real estate properties	2,317,372	2,214,243
Less accumulated depreciation and amortization	(117,165)	(91,302)

Net investment in real estate properties	$2,200,207	$2,122,941

Intangible Lease Assets and Liabilities

Intangible lease assets and liabilities included the following:

	March 31, 2013			December 31, 2012
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets	$241,839	$(61,599)	$180,240	$233,407	$(48,425)	$184,982
Above-market lease assets	29,616	(8,815)	20,801	29,568	(7,079)	22,489
Below-market lease liabilities	(19,913)	2,229	(17,684)	(14,521)	1,580	(12,941)

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of March 31, 2013, for the next five years and thereafter:

	Estimated Net Amortization
(in thousands)	Intangible Lease Assets	Above-Market Lease Assets	Below-Market Lease Liabilities
Remainder of 2013	$34,311	$3,882	$(2,193)
2014	38,904	4,500	(2,765)
2015	30,761	3,775	(2,451)
2016	22,164	2,893	(1,962)
2017	16,098	2,287	(1,621)
Thereafter	38,002	3,464	(6,692)

Total	$180,240	$20,801	$(17,684)

Rental Revenue and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) in rental revenues from above-and below-market lease assets and liabilities, and real-estate related depreciation and amortization expense:

	For the Three Months Ended March 31,
(in thousands)	2013	2012
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$2,282	$1,694
Above-market lease amortization	(1,749)	(1,030)
Below-market lease amortization	694	182
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$11,103	$4,107
Intangible lease asset amortization	16,179	6,438

3. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company enters into joint ventures primarily for purposes of jointly investing in, developing, and acquiring industrial properties located in major U.S. distribution markets. The Company’s investment in joint ventures is included in investment in unconsolidated joint ventures in the Company’s condensed consolidated balance sheet. The following table summarizes the Company’s unconsolidated joint ventures:

				Investment in Unconsolidated Joint Ventures as of
	Percent	Number of		March 31,	December 31,
(in thousands, except buildings)	Ownership	Buildings		2013	2012
Institutional Joint Ventures:
IIT North American Industrial Fund I Limited Partnership	51%	29		$94,279	$94,636
Other Joint Ventures:
Park 355 DC II	75%	—	(1)	2,713	—
Valley Parkway	50%	—	(1)	2,301	1,854

Total		29		$99,293	$96,490

(1)	Each joint venture is developing one building. The buildings are currently under construction.

4. DEBT

The Company’s consolidated indebtedness is currently comprised of borrowings under its unsecured line of credit and term loan, and under its mortgage note financings. The mortgage note financings are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, and are generally owned by single purpose entities. A summary of the Company’s debt is as follows:

	Stated Interest		Balance as of
(in thousands)	Rate at March 31, 2013	Initial Maturity Date	March 31, 2013	December 31, 2012
Secured line of credit	N/A	June 2013	$—	$—
Unsecured line of credit (1)	2.20%	August 2015	25,000	75,000
Unsecured term loan (2)	2.15%	January 2018	200,000	200,000
Variable-rate mortgage note (3)	2.20%	May 2015	9,080	9,080
Fixed-rate mortgage note	5.51%	June 2015	3,318	3,367
Fixed-rate mortgage note (4)	4.16%	September 2015	7,560	7,560
Fixed-rate mortgage notes	5.20%	October 2015	23,342	23,451
Fixed-rate mortgage note	6.24%	July 2016	6,657	6,710
Fixed-rate mortgage note	5.77%	March 2017	4,493	4,493
Fixed-rate mortgage note	5.61%	June 2017	6,353	6,364
Fixed-rate mortgage note	5.56%	July 2017	9,767	9,803
Fixed-rate mortgage note	4.31%	September 2017	28,707	28,843
Fixed-rate mortgage notes (5)	4.45%	June 2018	31,995	31,995
Fixed-rate mortgage notes	3.90%	January 2019	61,000	61,000
Fixed-rate mortgage notes (6)	4.95%	October 2020	25,608	25,717
Fixed-rate mortgage note (7)	4.90%	November 2020	7,469	7,501
Fixed-rate mortgage notes (7)	4.81%	November 2020	40,629	40,800
Fixed-rate mortgage notes	5.68%	January 2021	52,630	52,819
Fixed-rate mortgage note	4.95%	February 2021	9,344	9,365
Fixed-rate mortgage notes	4.70%	July 2021	110,000	110,000
Fixed-rate mortgage notes	3.30%	February 2022	105,000	105,000
Fixed-rate mortgage notes	4.25%	July 2022	82,350	82,350
Fixed-rate mortgage notes (8)	3.50%	January 2023	106,000	106,000
Fixed-rate mortgage notes	4.15%	July 2023	104,000	104,000
Fixed-rate mortgage notes	3.95%	November 2023	84,000	84,000

Total / Weighted-Average	3.84%		$1,144,302	$1,195,218

Gross book value of properties encumbered by debt			$1,696,109	$1,646,243

(1)	As of March 31, 2013, the interest rate was based on London Interbank Offered Rate (“LIBOR”), plus 2.00%.
(2)	As of March 31, 2013, the interest rate was based on LIBOR, plus 1.95%.
(3)	As of March 31, 2013, the interest rate was based on LIBOR, plus 2.00%.
(4)	This mortgage note bears interest at a variable interest rate based on one-month LIBOR, plus 2.50% and had an interest rate of 2.70% and 2.71% as of March 31, 2013 and December 31, 2012, respectively. In conjunction with this mortgage note, the Company entered into an interest rate swap agreement that effectively fixed the interest rate of this mortgage note at 4.16% for the full term. Refer to “Derivative Instruments” below for further detail.
(5)	These mortgage notes have a contractual maturity of June 1, 2041; however, the expected maturity date, based on the lender’s ability to call the loan, is June 1, 2018.
(6)	These mortgage notes have a contractual maturity of October 1, 2040; however, the expected maturity date, based on the lender’s ability to call the loan, is October 1, 2020.
(7)	These mortgage notes have a contractual maturity of November 1, 2040; however, the expected maturity date, based on the respective lender’s ability to call the loan, is November 1, 2020.
(8)	These mortgage notes have a contractual maturity of January 1, 2045; however, the expected maturity date, based on the respective lender’s ability to call the loan, is January 1, 2023.

As of March 31, 2013, the principal payments due on the Company’s consolidated debt during each of the next five years and thereafter were as follows:

(in thousands)	Amount
Remainder of 2013	$2,231
2014	4,582
2015 (1)	75,677
2016	17,655
2017	59,572
Thereafter	982,806

Total principal payments	1,142,523
Unamortized premium on assumed debt	1,779

Total debt	$1,144,302

(1)	Includes $25.0 million due under the unsecured line of credit that matures in August 2015 and may be extended pursuant to two one-year extension options, subject to certain conditions.

Lines of Credit

In August 2012, the Company entered into an unsecured revolving credit agreement with an initial aggregate commitment of $300.0 million, which was subsequently increased to $400.0 million in December 2012. The Company has the ability to expand the commitment up to a maximum aggregate amount of $600.0 million, subject to certain conditions and receiving bank commitments. This line of credit matures in August 2015, and may be extended pursuant to two one-year extension options, subject to certain conditions. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.75% to 2.50%. This line of credit is available for general corporate purposes, including but not limited to the acquisition and operation of industrial properties and other permitted investments. As of March 31, 2013, the Company had $25.0 million outstanding under the line of credit; the unused portion was approximately $375.0 million, of which approximately $163.6 million was available.

In June 2011, the Company entered into a secured revolving credit agreement with an initial aggregate commitment of $40.0 million, up to a maximum aggregate amount of $100.0 million, and a maturity date of June 2013. The primary interest rate is variable and calculated based on LIBOR, plus 3.50%. This line of credit is available to finance the acquisition and operation of properties, for refinancing the Company’s other debt obligations, and for working capital purposes. The Company has pledged and granted a security interest in, and liens upon, the gross proceeds of its primary public offering of shares of its common stock as collateral for any borrowings. As of March 31, 2013, there were no borrowings under this line of credit.

Unsecured Term Loan

In December 2012, the Company entered into a $200.0 million unsecured term loan facility, with the ability to increase the size of the unsecured term loan up to a total of $400.0 million, subject to certain conditions. The unsecured term loan requires monthly interest-only payments and has a maturity date of January 2018. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.70% to 2.45%, depending on our consolidated leverage ratio. The unsecured term loan is available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments, which include, but are not limited to, industrial properties. As of March 31, 2013, there was $200.0 million outstanding.

In March 2013, the Company entered into LIBOR-based forward-starting interest rate swap agreements to hedge LIBOR on the unsecured term loan for a notional amount of $200.0 million. The forward-starting interest rate swaps have an effective date of January 14, 2014 and will fix LIBOR at 0.98%, with an all-in interest rate ranging from 2.68% to 3.43%, depending on the Company’s consolidated leverage ratio. The forward-starting interest rate swaps will expire on October 14, 2017. Refer to “Derivative Instruments” below for additional detail.

Debt Covenants

The Company’s mortgage note financings, lines of credit, and term loan contain various property level covenants, including customary affirmative and negative covenants. In addition, the lines of credit contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth restrictions. The Company was in compliance with all debt covenants as of March 31, 2013.

Derivative Instruments

To manage interest rate risk for certain of its variable rate debt, the Company uses interest rate swaps as part of its risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by providing a fixed interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involved the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. As of March 31, 2013, the Company had four outstanding interest rate swap contracts that were designated as cash flow hedges of interest rate risk, including three interest rate swap contracts entered into during the three months ended March 31, 2013 that directly related to the unsecured term loan, as described above.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flows hedges is recorded in accumulated other comprehensive income (“AOCI”) on the condensed consolidated balance sheets and is subsequently reclassified into earnings for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. For the three months ended March 31, 2013 and 2012, there was no hedge ineffectiveness. The Company expects no hedge ineffectiveness in the next 12 months.

The following table summarizes the location and fair value of the cash flow hedges on the Company’s condensed consolidated balance sheets:

			Fair Value as of
	Notional		March 31,	December 31,
(in thousands)	Amount	Balance Sheet Location	2013	2012
Interest rate swaps	$207,560	Other liabilities	$1,379	$256

The following table presents the effect of the Company’s cash flow hedges on the Company’s condensed consolidated statements of operations:

	For the Three Months
	Ended March 31,
(in thousands)	2013	2012
Interest rate swaps:
(Loss) gain recognized in AOCI (effective portion)	$(1,096)	$20
Loss reclassified from AOCI into income (effective portion)	(27)	(27)

5. FAIR VALUE

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that the Company could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2 – Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

•	Quoted prices for similar assets/liabilities in active markets;

•	Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);

•	Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and

•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The following table presents financial instruments measured at fair value on a recurring basis:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
March 31, 2013
Liabilities
Derivative instruments	$—	$1,379	$—	$1,379

Total liabilities measured at fair value	$—	$1,379	$—	$1,379

December 31, 2012
Liabilities
Derivative instruments	$—	$256	$—	$256

Total liabilities measured at fair value	$—	$256	$—	$256

As of March 31, 2013 and December 31, 2012, the Company had no financial instruments that were transferred among the fair value hierarchy levels. The Company also had no non-financial assets or liabilities that were required to be measured at fair value on a recurring basis.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Derivative Instruments. The derivative instruments are interest rate swaps. The interest rate swaps are standard cash flow hedges whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. The Company incorporates credit valuation adjustments to appropriately reflect both its nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Due to the interest rate swaps being unique and not actively traded, the fair value is classified as Level 2. See “Note 4” above for further discussion of the Company’s derivative instruments.

The table below includes fair values for certain financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	March 31, 2013		December 31, 2012
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Notes receivable	$3,612	$3,616	$5,912	$5,923
Liabilities
Lines of credit	25,000	25,000	75,000	75,000
Unsecured term loan	200,000	200,000	200,000	200,000
Mortage notes	919,302	952,765	920,218	957,419
Derivative instruments	1,379	1,379	256	256

In addition to the previously described methods and assumptions for the derivative instruments, the following are the methods and assumptions used to estimate the fair value of the other financial instruments:

Notes Receivable. The fair value is estimated by discounting the expected cash flows on the notes receivable at current rates at which the Company believes similar loans would be made. Credit spreads and market interest rates used to determine the fair value of these instruments are based on Level 3 inputs. As of March 31, 2013, the Company had a note receivable of $2.3 million with a maturity date of June 1, 2013 and a note receivable of $1.3 million with a maturity date of August 1, 2013. The loans were made by the Company to the seller of two of the buildings acquired by the Company, and are secured by land and seller guarantees. Amounts outstanding and accrued interest on the notes receivable are due on the respective maturity dates.

Lines of Credit. The fair value of the lines of credit is estimated using discounted cash flow analysis based on the Company’s estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

Unsecured Term Loan. The fair value of the term loan is estimated using discounted cash flow analysis based on the Company’s estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

Mortgage Notes. The fair value of the mortgage notes is estimated using discounted cash flow analysis based on the Company’s estimate of market interest rates, which the Company has determined to be its best estimate of current market spreads over comparable term benchmark rates of similar instruments. Credit spreads relating to the underlying instruments are based on Level 3 inputs.

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and distributions payable approximate their carrying values because of the short-term nature of these instruments. As such, these assets and liabilities are not listed in the carrying value and fair value table above.

6. STOCKHOLDERS’ EQUITY

Public Offerings

On May 22, 2009, the Company filed a registration statement with the SEC on Form S-11 in connection with the initial public offering of up to $2.0 billion in shares of common stock (the “Initial Offering”). The registration statement was subsequently declared effective on December 18, 2009. Pursuant to the registration statement for the Initial Offering, the Company offered for sale up to $1.5 billion in shares of common stock at a price of $10.00 per share, and up to $500.0 million in shares under the Company’s distribution reinvestment plan at a price of $9.50 per share. Dividend Capital Securities LLC (the “Dealer Manager”) provided dealer manager services in connection with the Initial Offering. The Initial Offering closed on April 16, 2012.

On April 17, 2012, the SEC declared effective the Company’s registration statement on Form S-11 (Registration No. 333-175340) for the Company’s follow-on public offering of up to $2.4 billion in shares of common stock (the “Follow-On Offering”), and the Follow-On Offering commenced the same day. Pursuant to the registration statement for the Follow-On Offering, the Company is offering for sale up to $1.8 billion in shares of common stock at a price of $10.40 per share, and up to $600.0 million in shares under the Company’s distribution reinvestment plan at a price of $9.88 per share. The Dealer Manager provides dealer manager services in connection with the Follow-On Offering. The Follow-On Offering is a best efforts offering, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in the Follow-On Offering, but will use its best efforts to sell the shares of common stock. The Follow-On Offering is also a continuous offering that is initially expected to end no later than two years after the effective date of the Follow-On Offering, or April 17, 2014, but may be terminated prior to that date or extended for up to an additional one and a half year period by the Company’s board of directors.

As of March 31, 2013, the Company had raised gross proceeds of approximately $1.5 billion from the sale of 152.2 million shares of its common stock in its public offerings, including approximately $40.9 million from the sale of 4.2 million shares of its common stock through the Company’s distribution reinvestment plan. As of that date, 183.1 million shares remained available for sale pursuant to the Company’s Follow-On Offering, including 58.3 million shares available for sale through the Company’s distribution reinvestment plan.

Distributions

The Company intends to accrue and make distributions on a regular basis. The Company calculates individual payments of distributions to each stockholder based upon daily record dates during each quarter so that investors are eligible to earn distributions immediately upon purchasing shares of the Company’s common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the period. Stockholders may elect to have cash distributions reinvested in share of the Company’s common stock through its distribution reinvestment plan.

		Amount
(in thousands)	Payment Date	Declared per Common Share	Paid in Cash	Reinvested in Shares	Total Distributions
2013
March 31	April 15, 2013	$0.15625	$11,782	$10,323	$22,105

Total			$11,782	$10,323	$22,105

2012
December 31	January 15, 2013	$0.15625	$10,554	$9,014	$19,568
September 30	October 15, 2012	0.15625	9,408	8,089	17,497
June 30	July 16, 2012	0.15625	8,435	7,287	15,722
March 31	April 16, 2012	0.15625	6,137	4,902	11,039

Total			$34,534	$29,292	$63,826

Redemptions

In 2012, the Company’s board of directors approved and adopted amendments, in connection with the board’s determination of a primary offering price of $10.40 per share for the Follow-On Offering that impacted the price at which shares are redeemed pursuant to the Company’s share redemption program. The amendments modified the Company’s share redemption program to adjust the calculation of the redemption price per share, effective as of June 1, 2012. Therefore, shares redeemed pursuant to eligible redemption requests received during the first quarter of 2012 were redeemed pursuant to the terms of the prior share redemption program and any shares redeemed thereafter have been and will be redeemed pursuant to the terms of the amended share redemption program.

Per the terms of the amended share redemption program, subject to certain restrictions and limitations, a stockholder may redeem shares of the Company’s common stock for cash at a price that may reflect a discount from the purchase price paid for the shares of common stock being redeemed. Shares of common stock must be held for a minimum of one year, subject to certain exceptions. The Company is not obligated to redeem shares of its common stock under the share redemption program. The Company presently limits the number of shares to be redeemed during any consecutive 12-month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. The Company also limits redemptions in accordance with a quarterly cap. With respect to shares of the Company’s common stock purchased pursuant to the Initial Offering, including shares purchased through the Company’s distribution reinvestment plan, the original purchase price was increased by 4.0%, which is the amount by which the offering price increased between the Initial Offering and the Follow-On Offering (the “Initial Offering Adjustment”), subject to the adjustments applicable to shares of common stock in connection with a redemption request with respect to the death of a stockholder. The discount from the purchase price paid (as increased, if applicable, by the Initial Offering Adjustment) for the redeemed shares will vary based upon the length of time that the shares of common stock have been held, as follows:

Share Purchase Anniversary	Redemption Price as a Percentage of Original Purchase Price (as increased, if applicable, by the Initial Offering Adjustment)
Less than one year	No redemption allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

The following table summarizes the Company’s redemption activity:

	For the Three Months
	Ended March 31,
(in thousands, except per share amount)	2013	2012
Number of eligible shares redeemed	233	154
Aggregate amount of shares redeemed	$2,290	$1,476
Average redemption price per share	$9.83	$9.61

7. RELATED PARTY TRANSACTIONS

The Company relies on Industrial Income Advisors LLC (the “Advisor”), a related party, to manage the Company’s day-to-day operating and acquisition activities and to implement the Company’s investment strategy pursuant to the terms of a fourth amended and restated advisory agreement (the “Advisory Agreement”), dated February 21, 2013, by and among the Company, Industrial Income Operating Partnership LP (the “Operating Partnership”), and the Advisor. The Advisor is considered to be a related party of the Company because certain indirect owners and officers of the Advisor serve as directors and/or executive officers of the Company. The Dealer Manager, also a related party, provides dealer manager services. The Advisor and Dealer Manager receive compensation in the form of fees and expense reimbursements for services relating to the Company’s public offerings and for the investment and management of the Company’s assets. The following summarizes the fees and expense reimbursements:

Sales Commissions. Sales commissions are payable to the Dealer Manager, all of which are reallowed to participating unaffiliated broker-dealers, and are equal to up to 7.0% of the gross proceeds from the Follow-On Offering. These sales commissions were also payable in connection with the Initial Offering.

Dealer Manager Fees. Dealer manager fees are payable to the Dealer Manager and are equal to up to 2.5% of the gross proceeds from the Follow-On Offering. These dealer manager fees were also payable in connection with the Initial Offering.

Acquisition Fees. For each real property acquired in the operational stage, the acquisition fee is an amount equal to 1.0% of the total purchase price of the properties acquired (or the Company’s proportional interest therein), including in all instances real property held in joint ventures or co-ownership arrangements. In connection with providing services related to the development, construction, improvement and stabilization, including tenant improvements of real properties, which the Company refers to collectively as development services, or overseeing the provision of these services by third parties on the Company’s behalf, which it refers to as development oversight services, the acquisition fee, which the Company refers to as the development acquisition fee, will equal up to 4.0% of total project cost, including debt, whether borrowed or assumed (or the Company’s proportional interest therein with respect to real properties held in joint ventures or co-ownership arrangements). If the Advisor engages a third party to provide development services directly to the Company, the third party will be compensated directly by the Company and the Advisor will receive the development acquisition fee if it provides the development oversight services.

Asset Management Fees. Asset management fees consist of a monthly fee of one-twelfth of 0.80% of the aggregate cost (including debt, whether borrowed or assumed) (before non-cash reserves and depreciation) of each real property asset within the Company’s portfolio (or the Company’s proportional interest therein with respect to real estate property held in joint ventures, co-ownership arrangements or real estate-related entities in which the Company owns a majority economic interest or that the Company consolidates for financial reporting purposes). Asset management fees are also paid in connection with a disposition, which may involve a sale, merger, or other transaction, in an amount equal to 2.0% of the total consideration paid in connection with the disposition.

Organization and Offering Expenses. The Company reimburses the Advisor for cumulative organization expenses and for cumulative expenses of its offerings up to 1.75% of the gross offering proceeds from its offerings. Organizational costs are expensed and offering costs are reflected as a reduction in additional paid in capital. The Advisor or an affiliate of the Advisor is responsible for the payment of the Company’s cumulative organization and offering expenses to the extent the total of such cumulative expenses exceeds the 1.75% organization and offering expense reimbursements from the Company’s offerings, without recourse against or reimbursement by the Company. If the Company is not successful in raising additional amounts of equity proceeds, no additional amounts will be payable by the Company to the Advisor for reimbursement of cumulative organization and offering expenses.

Other Expense Reimbursements. In addition to the reimbursement of organization and offering expenses, the Company is also obligated, subject to certain limitations, to reimburse the Advisor for certain costs incurred by the Advisor or its affiliates, such as personnel and overhead expenses, in connection with the services provided to the Company under the Advisory Agreement, provided that the Advisor does not receive a specific fee for the activities which generate the expenses to be reimbursed. The Advisor may utilize its officers to provide such services and in certain instances those individuals may include the Company’s principal executive officer and principal financial officer.

The table below summarizes the fees and expenses incurred by the Company for services provided by the Advisor and the Dealer Manager related to the services described above, and any related amounts payable:

(in thousands)	Incurred		Receivable
	For the Three Months Ended March 31,		(Payable) as of
			March 31,	December 31,
	2013	2012	2013 (1)	2012 (1)
Expensed:
Acquisition fees (2)	$958	$1,753	$(117)	$—
Asset management fees	4,532	2,105	—	—
Other expense reimbursements	396	366	11	—

Total	$5,886	$4,224	$(106)	$—

Additional Paid-In Capital:
Sales commissions	$12,690	$15,024	$(656)	$(609)
Dealer manager fees	4,690	6,103	(499)	(445)
Organization and offering expenses	3,432	4,300	(235)	(453)

Total	$20,812	$25,427	$(1,390)	$(1,507)

(1)	In addition, the amounts accrued for organization and offering expense reimbursements that are not payable until additional gross proceeds of the offerings are received were $1.5 million and $2.4 million as of March 31, 2013 and December 31, 2012, respectively. The Company reimburses the Advisor for cumulative organization expenses and for cumulative expenses of its offerings up to 1.75% of the gross offering proceeds from its offerings. As such, the Company does not consider organization and offering expenses that exceed 1.75% of the gross offering proceeds raised from its offerings to be currently payable.

(2)	In addition, for the three months ended March 31, 2013, the Company paid to the Advisor approximately $0.3 million of development acquisition fees, which is included in the total development project cost and is capitalized in construction in progress on the Company’s condensed consolidated balance sheet.

Joint Venture Fees. The IIT North American Industrial Fund I Limited Partnership (the “Fund I Partnership”), as described in “Note 3,” has paid and will continue to pay fees to the Advisor or its affiliates for providing services to the Fund I Partnership. These fees may be paid directly to the Advisor or its affiliates or indirectly, including, without limitation, through the Company or its subsidiaries. For the three months ended March 31, 2013 and 2012, the Fund I Partnership paid to the Advisor approximately $0.6 million and $0.7 million, respectively, in fees for providing a variety of services, including with respect to acquisition and asset management activities. With respect to the Company’s percentage interest in the Fund I Partnership, the Company has paid and will continue to pay to the Advisor any additional amount necessary, after taking into account amounts paid directly by the Fund I Partnership to the Advisor, to provide that the Advisor receives the total amount of fees payable pursuant to the Advisory Agreement.

8. COMMITMENTS AND CONTINGENCIES

The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or its investments.

Environmental Matters

A majority of the properties the Company acquires are subject to environmental reviews either by the Company or the previous owners. In addition, the Company may incur environmental remediation costs associated with certain land parcels it may acquire in connection with the development of land. The Company has acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. The Company may purchase various environmental insurance policies to mitigate its exposure to environmental liabilities. The Company is not aware of any environmental liabilities that it believes would have a material adverse effect on its business, financial condition, or results of operations.

9. SUBSEQUENT EVENTS

Status of Offering

As of May 1, 2013, the Company had raised gross proceeds of $1.6 billion from the sale of 161.7 million shares of its common stock in its public offerings, including $51.2 million from the sale of 5.3 million shares of its common stock through the Company’s distribution reinvestment plan. As of that date, 173.5 million shares remained available for sale pursuant to the Company’s Follow-On Offering, including 57.2 million shares available for sale through the Company’s distribution reinvestment plan.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to the terms “we,” “our,” or “us” refer to Industrial Income Trust Inc. and its consolidated subsidiaries. The following discussion and analysis should be read together with our unaudited condensed consolidated financial statements and notes thereto included in this Quarterly Report on Form 10-Q.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements relate to, without limitation, rent and occupancy growth, general conditions in the geographic area where we operate, our future debt and financial position, our future capital expenditures, future distributions and acquisitions (including the amount and nature thereof), other developments and trends of the real estate industry, business strategies and the expansion and growth of our operations. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “project,” or the negative of these words or other comparable terminology. These statements are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Our ability to raise substantially more offering proceeds and effectively deploy the proceeds raised in our Follow-On Offering in accordance with our investment strategy and objectives;

•	The failure of acquisitions to perform as we expect;

•	Our failure to successfully integrate acquired properties and operations;

•	The availability of cash flows from operating activities for distributions and capital expenditures;

•	Defaults on or non-renewal of leases by customers, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;

•	Continued or worsening difficulties in economic conditions generally and the real estate, debt, and securities markets specifically;

•	Legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts (“REITs”));

•	Our failure to obtain, renew, or extend necessary financing or access the debt or equity markets;

•	Conflicts of interest arising out of our relationships with Industrial Income Advisors Group LLC (the “Sponsor”), the Advisor, and their affiliates;

•	Risks associated with using debt to fund our business activities, including re-financing and interest rate risks;

•	Increases in interest rates, operating costs, or greater than expected capital expenditures;

•	Changes to GAAP; and

•	Our ability to qualify as a REIT.

Any of the assumptions underlying forward-looking statements could prove to be inaccurate. Our stockholders are cautioned not to place undue reliance on any forward-looking statements included in this Quarterly Report on Form 10-Q. All forward-looking statements are made as of the date of this Quarterly Report on Form 10-Q and the risk that actual results will differ materially from the expectations expressed in this Quarterly Report on Form 10-Q will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Quarterly Report on Form 10-Q, whether as a result of new information, future events, changed circumstances, or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Quarterly Report on Form 10-Q, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report on Form 10-Q will be achieved.

OVERVIEW

General

Industrial Income Trust Inc. is a Maryland corporation formed on May 19, 2009 that has operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2010. We were organized to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We utilize an UPREIT organizational structure to hold all or substantially all of our assets through the Operating Partnership.

On December 18, 2009, we commenced the Initial Offering of up to $2.0 billion in shares of our common stock, including $1.5 billion in shares of common stock offered at a price of $10.00 per share and $500.0 million in shares offered under our distribution reinvestment plan at a price of $9.50 per share. On April 17, 2012, immediately following the end of the Initial Offering, which closed on April 16, 2012, we commenced the Follow-On Offering of up to $2.4 billion in shares of our common stock, including $1.8 billion in shares of common stock offered at a price of $10.40 per share and $600.0 million in shares offered under our distribution reinvestment plan at a price of $9.88 per share. As of March 31, 2013, we had raised gross proceeds of approximately $1.5 billion from the sale of 152.2 million shares of our common stock in our public offerings, including approximately $40.9 million from the sale of 4.2 million shares of our common stock through our distribution reinvestment plan.

As of March 31, 2013, we owned, either directly or through unconsolidated joint ventures, a portfolio that included 226 industrial buildings totaling approximately 44.4 million square feet with 429 customers in 21 major industrial markets throughout the U.S. with a weighted-average remaining lease term (based on square feet) of 5.6 years. This data included our unconsolidated properties, consisting of 29 industrial buildings totaling approximately 6.2 million square feet. Of the 226 industrial buildings we owned and managed as of March 31, 2013:

•

217 industrial buildings totaling approximately 42.0 million square feet comprised our operating portfolio, which includes stabilized properties and was 95% occupied (95% leased). The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

•

9 industrial buildings totaling approximately 2.4 million square feet comprised our development portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s completion or a building achieving 90% occupancy.

We have used, and we intend to continue to use, the net proceeds from our public offerings primarily to make investments in real estate assets. We may use the net proceeds from our Follow-On Offering to make other real estate-related investments and debt investments. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our public offerings, and other circumstances existing at the time we make our investments.

Our primary investment objectives include the following:

•	Preserving and protecting our stockholders’ capital contributions;

•	Providing current income to our stockholders in the form of regular cash distributions; and

•	Realizing capital appreciation upon the potential sale of our assets or other liquidity events.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes. As of March 31, 2013 and December 31, 2012, our consolidated debt leverage ratio (calculated as the book value of our debt to total assets) was 47.9% and 52.1%, respectively.

Industrial Real Estate Outlook

Industrial property fundamentals continue to reflect global economic conditions. The economic environment has improved over the past three years, including: (i) positive gross domestic product (“GDP”) growth; (ii) increased domestic consumer spending (including significant growth in online retailing, or e-tailing); (iii) positive trade growth as reflected in port volumes, truck tonnage, and rail carload data; (iv) positive net absorption in certain markets; and (v) improved access to capital for certain companies. While the strength and sustainability of the recovery remains uncertain, especially with high unemployment levels, we expect demand in the U.S. for industrial warehouse properties to continue to improve with GDP and trade growth. The industrial warehouse sector has generally experienced a challenging leasing environment over the past several years, with increased leasing costs and lower average rental rates due to competitive market availability levels. We believe market rents will trend upward as market occupancies improve. While we actively seek to lease our vacant space, if economic uncertainty persists, we may experience significant vacancies or be required to reduce rental rates on occupied space.

The domestic and international capital markets experienced significant disruptions in 2008 and 2009 that severely impacted the availability and cost of credit. Recently, the volume of mortgage lending for commercial real estate and unsecured credit for REITs have increased and lending terms have improved; however, such lending activity is significantly less than previous peak levels. Although capital market conditions have improved, we have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may limit our operating and investing flexibility. We have managed, and expect to continue to manage, our financing strategy under the current mortgage lending and REIT financing environment by considering various lending sources, including securitizable debt, fixed interest rate loans, lines of credit or term loans, and assuming existing mortgage loans in connection with property acquisitions, or any combination of the foregoing. If we are unable to obtain suitable financing for future acquisitions or if we are unable to identify suitable properties at attractive prices in the current credit environment, we may have a larger amount of uninvested cash, which could adversely affect our results of operations.

RESULTS OF OPERATIONS

Summary of 2013 Activities

During the three months ended March 31, 2013, we completed the following activities:

•	We raised approximately $196.3 million of gross equity capital from the Follow-On Offering.

•

We acquired seven buildings comprising approximately 1.3 million square feet for an aggregate total purchase price of approximately $91.6 million. We funded these acquisitions with proceeds from our public offering and other financings.

•	As of March 31, 2013, our total operating portfolio was 95% occupied and 95% leased, respectively, as compared to 95% occupied and 96% leased, respectively, as of December 31, 2012.

•	We leased approximately 1.4 million square feet, which included 0.6 million square feet of new leases and expansions and 0.8 million square feet of renewals.

We are currently in the acquisition phase of our life cycle and the results of our operations are primarily impacted by the timing of our acquisitions and the equity raised through our public offerings. Accordingly, our operating results for the three months ended March 31, 2013 and 2012 are not directly comparable, nor are our results of operations for the three months ended March 31, 2013 and 2012 indicative of those expected in future periods. We believe that our revenues and operating expenses will continue to increase in future periods as a result of continued growth in our current portfolio and as a result of the additive effect of anticipated future acquisitions of industrial properties.

The following table summarizes our results and operations for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. We evaluate the performance of operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of changes in the composition of the portfolio on performance measures. We have defined the same store portfolio to include operating properties owned for the entirety of both the current year and prior year reporting periods for which the operations had been stabilized. Other properties include buildings not meeting the same store criteria. The same store operating portfolio for the period presented below included 91 buildings.

	For the Three Months Ended March 31,
(square feet and $ in thousands, except per share data)	2013	2012	Change
Rental revenues:
Same store operating properties	$21,578	$20,576	$1,002
Other properties	29,676	1,696	27,980

Total revenues	51,254	22,272	28,982

Rental expenses:
Same store operating properties	5,344	4,774	570
Other properties	7,739	872	6,867

Total rental expenses	13,083	5,646	7,437

Net operating income:
Same store operating properties	16,234	15,802	432
Other properties	21,937	824	21,113

Total net operating income	38,171	16,626	21,545

Other:
Real estate-related depreciation and amortization	27,282	10,545	16,737
General and administrative expenses	1,661	1,323	338
Asset management fees, related party	4,532	2,105	2,427
Acquisition-related expenses, related party	958	1,753	(795)
Acquisition-related expenses	1,771	1,386	385
Equity in loss of unconsolidated joint ventures	1,286	952	334
Interest expense and other	11,598	5,424	6,174

Total other	49,088	23,488	25,600

Net loss	(10,917)	(6,862)	(4,055)
Net loss attributable to noncontrolling interests	—	—	—

Net loss attributable to common stockholders	$(10,917)	$(6,862)	$(4,055)

Weighted-average shares outstanding	141,484	70,648	70,836

Net loss per common share—basic and diluted	$(0.08)	$(0.10)	$0.02

	As of March 31,
	2013	2012	Change
Portfolio data:
Consolidated buildings	197	111	86
Unconsolidated buildings	29	25	4

Total buildings	226	136	90

Rentable square feet of consolidated buildings	38,205	19,640	18,565
Rentable square feet of unconsolidated buildings	6,182	5,074	1,108

Total rentable square feet	44,387	24,714	19,673

Total number of customers	429	258	171
Percent occupied of operating portfolio	95%	95%	—%
Percent occupied of total portfolio	91%	90%	1%
Percent leased of operating portfolio	95%	96%	(1%)
Percent leased of total portfolio	91%	91%	—%

Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above- and below-market rent lease assets and liabilities, and customer reimbursement revenue. Rental revenues increased significantly for the three months ended March 31, 2013, as compared to the same period in 2012, primarily due to an increase in non-same store rental revenues from an additional 103 industrial buildings owned during the period from January 1, 2012 to March 31, 2013, as compared to the prior year period. Same store rental revenues increased 4.9% for the three months ended March 31, 2013, as compared to the same period in 2012, in part due to receipt of an early termination fee, as well as base rent increases.

Rental Expenses. Rental expenses include certain expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased for the three months ended March 31, 2013, as compared to the same period in 2012, primarily due to an increase in non-same store rental expenses attributable to the significant increase in the number of buildings owned compared to the same period during 2012. Same store rental expenses increased by 11.9% for the three months ended March 31, 2013, as compared to the same period in 2012, primarily due to an increase in expenses incurred for real estate taxes and repair and maintenance.

Other Expenses. Other expenses increased for the three months ended March 31, 2013, as compared to the same period in 2012, primarily due to:

•	an increase in real estate-related depreciation and amortization expense resulting from the continued growth of our portfolio since March 31, 2012, as well as an increase in capital expenditures;

•	an increase in asset management fees as a result of the growth of our portfolio since March 31, 2012;

•

an increase in interest expense primarily due to an increase in net borrowings of $635.1 million since March 31, 2012, which was partially offset by a lower average interest rate of 3.8% as of March 31, 2013, as compared to 4.4% as of March 31, 2012;

•

an increase in equity in loss of the unconsolidated joint ventures for the three months ended March 31, 2013 due primarily to an increase in real estate-related depreciation and amortization expense and interest expense resulting from the growth in the unconsolidated portfolio, as well as an increase in net borrowings;

•	an increase in general and administrative expenses due to the continued expansion of our operations with the growth of our portfolio since March 31, 2012; and

•	a decrease in acquisition-related expenses for the three months ended March 31, 2013 primarily due to fewer acquisitions as compared to the same prior year period activity.

ADDITIONAL MEASURES OF PERFORMANCE

Net Operating Income (“NOI”)

We define NOI as GAAP rental revenues less GAAP rental expenses. NOI was $38.2 million and $16.6 million, respectively, for the three months ended March 31, 2013 and March 31, 2012. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as depreciation and amortization, acquisition-related expenses, general and administrative expenses, equity in loss of unconsolidated joint ventures, and interest expense. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such expenses, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating NOI. Therefore, we believe net loss, as defined by GAAP, to be the most appropriate measure to evaluate our overall performance. Refer to “Management’s Discussion and Analysis—Results of Operations” for a reconciliation of our net loss to NOI for the three months ended March 31, 2013 and 2012.

Funds from Operations (“FFO”) and Company-Defined FFO

We believe that FFO, Company-defined FFO, and MFFO in addition to net loss and cash flows from operating activities, as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net loss or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our operating performance and as a guide to making decisions about future investments.

Company-defined FFO. Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization, and also excludes non-recurring acquisition-related costs (including acquisition fees paid to the Advisor) and a non-recurring loss from the early extinguishment of debt, each of which are characterized as expenses in determining net loss under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, all paid and accrued acquisition-related costs negatively impact our operating performance and cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless the Advisor determines to waive the payment or reimbursement of these acquisition-related costs, then such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. As such, Company-defined FFO may not be a complete indicator of our operating performance, especially during periods in which properties are being acquired, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.

MFFO. As defined by the Investment Program Association (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization. Similar to Company-defined FFO, MFFO excludes acquisition-related costs and loss from the early extinguishment of debt. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.

We are currently in the acquisition phase of our life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. In addition, management does not include a non-recurring loss from the early extinguishment of debt in its evaluation of future operating performance as the transaction that resulted in the loss was driven by factors relating to the capital markets, rather than factors specific to the on-going operating performance of our properties. We use Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine exit strategies. We believe Company-defined FFO and MFFO could facilitate a comparison to other REITs that are not engaged in acquisition activity and have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with these same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of Company-defined FFO and MFFO.

As set forth in the table below, Company-Defined FFO per share increased approximately 21.1% for the three months ended March 31, 2013, as compared to the same period in 2012.

The following unaudited table presents a reconciliation of FFO, Company-Defined FFO and MFFO to net loss:

	For the Three Months Ended March 31,		For the Period From Inception (May 19, 2009) to
(in thousands, except per share data)	2013	2012	March 31, 2013
Net loss	$(10,917)	$(6,862)	$(80,929)

Net loss per common share	$(0.08)	$(0.10)	$(1.47)

Reconciliation of net loss to FFO:
Net loss	$(10,917)	$(6,862)	$(80,929)
Add (deduct) NAREIT-defined adjustments:
Real estate-related depreciation and amortization	27,282	10,545	111,819
Real estate-related depreciation and amortization of unconsolidated joint venture	1,860	1,553	10,338

FFO	$18,225	$5,236	$41,228

FFO per common share	$0.13	$0.07	$0.75

Reconciliation of FFO to Company-defined FFO:
FFO	$18,225	$5,236	$41,228
Add (deduct) Company-defined adjustments:
Acquisition costs	2,729	3,139	49,046
Acquisition costs of unconsolidated joint venture	58	307	2,328
Loss on early extinguishment of debt	—	—	837

Company-defined FFO	$21,012	$8,682	$93,439

Company-defined FFO per common share	$0.15	$0.12	$1.69

Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO	$21,012	$8,682	$93,439
Add (deduct) MFFO adjustments:
Straight-line rent and amortization of above / below market leases	(1,227)	(846)	(7,960)
Straight-line rent and amortization of above / below market leases of unconsolidated joint venture	(238)	(107)	(749)

MFFO	$19,547	$7,729	$84,730

MFFO per common share	$0.14	$0.11	$1.53

Weighted-average shares outstanding	141,484	70,648	55,230

We believe that: (i) our FFO of $18.2 million, or $0.13 per share, as compared to the distribution declared of $22.1 million, or $0.15625 per share, each for the three months ended March 31, 2013; and (ii) our FFO of $41.2 million, or $0.75 per share, as compared to the distributions declared of $112.2 million, or $2.03 per share, each for the period from Inception (May 19, 2009) to March 31, 2013, are not indicative of future performance as we are in the acquisition phase of our life cycle. See “Capital Resources and Uses of Liquidity – Distributions” below for details concerning our distributions.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal uses of funds are and will continue to be for the acquisition of properties and other investments, operating expenses, distributions to our stockholders, and payments under our debt obligations. We have three primary sources of capital for meeting our cash requirements: net proceeds from our Follow-On Offering, debt financings, and cash flows generated by our real estate operations. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings. Our cash needs for acquisitions and other investments will be funded primarily from the continued sale of common stock, including shares offered for sale through our distribution reinvestment plan; debt financings; and our joint venture partnerships. There may be a delay between the sale of shares of our common stock and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

The Advisor, subject to the oversight of the board of directors and, under certain circumstances, the investment committee or other committees established by the board of directors, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our Follow-On Offering in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

We believe that our cash on hand, cash flows from operations, and anticipated financing activities will be sufficient to meet our liquidity needs for the foreseeable future.

Cash Flows. The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

	For the Three Months Ended March 31,
(in thousands)	2013	2012
Total cash provided by (used in):
Operating activities	$17,334	$1,854
Investing activities	(107,775)	(183,263)
Financing activities	98,866	205,457

Net increase in cash	$8,425	$24,048

Cash provided by operating activities during the three months ended March 31, 2013 increased by $15.5 million as compared to the same period in 2012, primarily driven by the growth in our real estate portfolio, which resulted in an increase in net cash flows from our operating properties, as well as an increase in working capital.

Cash used in investing activities during the three months ended March 31, 2013 decreased by $75.5 million as compared to the same period in 2012, primarily due to fewer acquisitions closed during the three months ended March 31, 2013.

Cash provided by financing activities during the three months ended March 31, 2013 decreased by $106.6 million as compared to the same period in 2012, as a result of us raising less capital from the Follow-On Offering during the three months ended March 31, 2013 than we raised from the Initial Offering during the same period in 2012, combined with a lower overall level of new borrowings as compared to the same prior year period.

Capital Resources and Uses of Liquidity

In addition to cash flows from operations and cash and cash equivalent balances available, our capital resources and uses of liquidity are as follows:

Lines of Credit. In August 2012, we entered into an unsecured revolving credit agreement with an initial aggregate commitment of $300.0 million, which was subsequently increased to $400.0 million in December 2012. We have the ability to expand the commitment up to a maximum aggregate amount of $600.0 million, subject to certain conditions. This line of credit matures in August 2015, and may be extended pursuant to two one-year extension options, subject to certain conditions. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.75% to 2.50%. This line of credit is available for general corporate purposes including but not limited to the acquisition and operation of industrial properties and other permitted investments. As of March 31, 2013, we had $25.0 million outstanding under this line of credit; the unused portion was approximately $375.0 million, of which approximately $163.6 million was available.

In June 2011, we entered into a secured revolving credit agreement with an initial aggregate commitment of $40.0 million, up to a maximum aggregate amount of $100.0 million, and a maturity date of June 2013. The primary interest rate is variable and calculated based on LIBOR, plus 3.50%. This line of credit is available to finance the acquisition and operation of properties, for refinancing our other debt obligations, and for working capital purposes. We have pledged and granted a security interest in, and liens upon, the gross proceeds of our primary public offering of shares of our common stock as collateral for the borrowings. As of March 31, 2013, there were no borrowings under this line of credit.

Unsecured Term Loan. In December 2012, we entered into a $200.0 million unsecured term loan facility, with the ability to increase the size of the unsecured term loan up to a total of $400.0 million, subject to certain conditions. The unsecured term loan requires monthly interest-only payments and has a maturity date of January 2018. The primary interest rate is variable and calculated based on LIBOR, plus a margin ranging from 1.70% to 2.45%, depending on our consolidated leverage ratio. The unsecured term loan is available for general corporate purposes including, but not limited to, refinancing of existing indebtedness, new construction, renovations, expansions, tenant improvements and financing the acquisition of permitted investments, including, but not limited to, investments in industrial properties. As of March 31, 2013, there was $200.0 million outstanding with an interest rate of 2.15%.

In March 2013, we entered into LIBOR-based forward-starting interest rate swap agreements to hedge LIBOR on the unsecured term loan for a notional amount of $200.0 million. The forward-starting interest rate swaps have an effective date of January 14, 2014 and will fix LIBOR at 0.98%, with an all-in interest rate ranging from 2.68% to 3.43%, depending on our consolidated leverage ratio. The forward-starting interest rate swaps will expire on October 14, 2017. Refer to “Note 4 of Notes to Condensed Consolidated Financial Statements” below for additional details relating to our interest rate swaps.

Mortgage Note Financings. As of March 31, 2013, we had property-level borrowings of $919.3 million outstanding. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 4.25%, which includes the effect of an interest rate swap agreement. Refer to “Note 4 of Notes to Condensed Consolidated Financial Statements” for additional details relating to our interest rate swaps. The proceeds from the mortgage note financings were used to partially finance certain of our acquisitions, and can be used to finance our capital requirements, which may include the funding of future acquisitions, capital expenditures, distributions, and general corporate purposes.

Debt Covenants. Our mortgage notes, lines of credit, and term loan contain various property level covenants, including customary affirmative and negative covenants. In addition, the lines of credit contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth restrictions. These covenants may limit our ability to incur additional debt, make borrowings under our lines of credit, or pay distributions. We were in compliance with all debt covenants as of March 31, 2013.

Offering Proceeds. As of March 31, 2013, the aggregate gross proceeds raised from our public offerings was approximately $1.5 billion ($1.4 billion net of direct selling costs).

Distributions. We intend to continue to make distributions on a quarterly basis. For the quarter ended March 31, 2013, 53% of our total distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 47% of our total distributions were funded from sources other than cash flows from operating activities, specifically with proceeds from the issuance of DRIP shares. Some or all of our future distributions may be paid from these sources, as well as from the sales of assets, cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates, and interest income from our cash balances. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Distributions will be authorized at the discretion of our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board. Our board of directors has authorized cash distributions at a quarterly rate of $0.15625 per share of common stock for the second quarter of 2013.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to utilize cash flows from financing activities, as determined on a GAAP basis, to supplement the payment of cash distributions, which if insufficient could negatively impact our ability to pay distributions.

The following table outlines sources used to pay distributions for the periods indicated below:

	Source of Distributions
($ in thousands)	Provided by Operating Activities (1)		Proceeds from Debt Financings (2)		Proceeds from Issuance of DRIP Shares (3)		Total Distributions
2013
March 31	$11,782	53%	$—	—%	$10,323	47%	$22,105

Total	$11,782	53%	$—	—%	$10,323	47%	$22,105

2012
December 31	$10,554	54%	$—	—%	$9,014	46%	$19,568
September 30	9,124	52	284	2	8,089	46	17,497
June 30	5,147	33	3,288	21	7,287	46	15,722
March 31	1,854	17	4,283	39	4,902	44	11,039

Total	$26,679	42%	$7,855	12%	$29,292	46%	$63,826

(1)	As determined on a GAAP basis. Cash flows from operating activities for the three months ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012 were $17.3 million, $11.2 million, $9.1 million, $5.1 million and $1.9 million, respectively.
(2)	Our debt financings, or borrowings, are a component of cash provided by financing activities as determined on a GAAP basis.
(3)	Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan. Participation in our distribution reinvestment plan has averaged approximately 46% of total distributions since inception.

Refer to “Note 6 of Notes to Condensed Consolidated Financial Statements” for further detail on distributions.

Redemptions. For the three months ended March 31, 2013 and 2012, we received eligible redemption requests related to approximately 0.2 million and 0.2 million shares of our common stock, respectively, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2.3 million, or an average price of $9.83 per share, and $1.5 million, or an average price of $9.61 per share, respectively. The aggregate amount expended for redemptions under our share redemption program is expected to be subject to certain caps and is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan are not sufficient to fund redemption requests, subject to a five percent limitation as discussed in Part II, Item 2. “Unregistered Sales of Equity Securities and Use of Proceeds—Share Redemption Program,” our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock. Such sources of funds could include cash on hand and cash available from borrowings, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, and purchases of property investments. Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension, or termination of the share redemption program is in the best interests of our stockholders.

SUBSEQUENT EVENTS

Status of Offering

As of May 1, 2013, we had raised gross proceeds of $1.6 billion from the sale of 161.7 million shares of our common stock in our public offerings, including $51.2 million from the sale of 5.3 million shares of our common stock through our distribution reinvestment plan. As of that date, 173.5 million shares remained available for sale pursuant to our Follow-On Offering, including 57.2 million shares available for sale through our distribution reinvestment plan.

CONTRACTUAL OBLIGATIONS

A summary of future obligations as of December 31, 2012, was disclosed in our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 6, 2013 (“2012 Form 10-K”). Except as otherwise disclosed in “Note 4 of Notes to Condensed Consolidated Financial Statements” relating to our principal payments due on our debt for the next five years and thereafter, there were no material changes outside the ordinary course of business.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2013, we had no off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

CRITICAL ACCOUNTING ESTIMATES

Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our unaudited condensed consolidated financial statements requires significant management judgments, assumptions, and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our condensed consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. For a detailed description of our critical accounting estimates, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2012 Form 10-K. As of March 31, 2013, our critical accounting estimates have not changed from those described in our 2012 Form 10-K.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is exposure to changes in interest rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we primarily borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As part of our risk management strategy, we enter into interest swap agreements with high-quality counterparties to manage the impact of variable interest rates on interest expense. As of March 31, 2013, our debt instruments were comprised of mortgage note financings and borrowings under our lines of credit.

Fixed Interest Rate Debt. As of March 31, 2013, our consolidated fixed interest rate debt, either directly or through the use of interest rate swap agreements, represented 79.5% of our total consolidated debt and consisted of mortgage notes. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of March 31, 2013, the fair value and carrying value of our consolidated fixed rate debt was approximately $943.8 million and $910.2 million, respectively. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at March 31, 2013. As we expect to hold our fixed interest rate debt instruments to maturity, based on the underlying structure of the debt instrument, and that the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.

Variable Interest Rate Debt. As of March 31, 2013, our consolidated variable interest rate debt represented 20.5% of our total consolidated debt and consisted of borrowings under our lines of credit, our term loan, and a mortgage note. Interest rate changes in LIBOR could impact our future earnings and cash flows, but would not significantly affect the fair value of the variable interest rate debt instruments. As of March 31, 2013, we were exposed to market risks related to fluctuations in interest rates on approximately $234.1 million of aggregate consolidated borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of March 31, 2013, would change our annual interest expense by approximately $60,000.

Derivative Instruments. As of March 31, 2013, we had four outstanding interest rate swaps that were designated as cash flow hedges of interest rate risk, with a total notional amount of $207.6 million. See “Note 4 of Notes to Condensed Consolidated Financial Statements” for more information concerning our derivative instruments.

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer and Treasurer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of March 31, 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer and Treasurer have concluded that, as of March 31, 2013, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1A.	RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the risk factors discussed in Part I, Item 1A, “Risk Factors” of our 2012 Form 10-K, which could materially affect our business, financial condition, and/or future results. The risks described in our 2012 Form 10-K are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and/or operating results.

There have been no material changes to the risk factors disclosed in our 2012 Form 10-K.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Share Redemption Program

Per the terms of our amended and restated share redemption program (the “Amended SRP”), subject to certain restrictions and limitations, a stockholder may redeem shares of the Company’s common stock for cash at a price that may reflect a discount from the purchase price paid for the shares of common stock being redeemed. Shares of common stock must be held for a minimum of one year, subject to certain exceptions. The Company is not obligated to redeem shares of its common stock under the share redemption program. The Company presently limits the number of shares to be redeemed during any consecutive 12-month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such 12-month period. The Company also limits redemptions in accordance with a quarterly cap.

After a stockholder has held shares of our common stock for a minimum of one year, our share redemption program may provide a limited opportunity for a stockholder to have its shares of common stock redeemed, subject to certain restrictions and limitations, at a price that may reflect a discount from the purchase price of the shares of our common stock being redeemed (the “Original Purchase Price”), and the amount of the discount (the “Holding Period Discount”) will vary based upon the length of time that a stockholder has held its shares of our common stock subject to redemption, as described in the table below (the “Holding Period Discount Table”), which has been posted on our website at www.industrialincome.com. Except as noted below, the redemption price (the “Redemption Price”) will be calculated by multiplying the Original Purchase Price by the applicable Holding Period Discount. Shares purchased through our distribution reinvestment plan, regardless of the offering in which they were purchased, will not be subject to the Holding Period Discount. With respect to shares of our common stock purchased pursuant to our initial public offering, including shares purchased through our distribution reinvestment plan pursuant to our initial public offering, the Redemption Price will be determined as described above, however the Original Purchase Price paid for such shares first will be increased by 4.0%, which is the amount by which the offering price increased between our initial public offering and our second public offering (the “Initial Offering Adjustment”) subject to the adjustments applicable to shares of common stock in connection with a redemption request with respect to the death of a stockholder, as described below.

Share Purchase Anniversary	Redemption Price as a Percentage of Original Purchase Price (as increased, if applicable, by the Initial Offering Adjustment)
Less than one year	No redemption allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

In the event that a stockholder seeks to redeem all of its shares of our common stock, shares of our common stock purchased pursuant to our distribution reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of our board of directors. If a stockholder has made more than one purchase of our common stock (other than through our distribution reinvestment plan), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of OP Units who exchange their OP Units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their OP Units. Neither the one-year holding period nor the Redemption Caps (as defined in the Amended SRP) will apply in the event of the death of a stockholder; provided, however, that any such redemption request with respect to the death of a stockholder must be submitted to us within 18 months after the date of death, as further described in the share redemption plan. Shares of common stock subject to a redemption request with respect to the death of a stockholder will be redeemed at a price equal to (i) with respect to shares purchased in our second public offering, 100% of the Original Purchase Price paid by the deceased stockholder for the shares without application of the Holding Period Discount, and (ii) with respect to shares purchased in our initial public offering, the greater of (x) 100% of the Original Purchase Price paid by the deceased stockholder for the shares, without application of the Initial Offering Adjustment or the Holding Period Discount and (y) the Redemption Price determined as described in the paragraph preceding the Holding Period Discount Table, including application of the

Initial Offering Adjustment and the Holding Period Discount. Our board of directors reserves the right in its sole discretion at any time and from time to time to (a) waive the one-year holding period and either of the Redemption Caps (defined in the Amended SRP) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (b) reject any request for redemption for any reason, or (c) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. A stockholder’s request for redemption in reliance on any of the waivers that may be granted in the event of the disability of the stockholder must be submitted within 18 months of the initial determination of the stockholder’s disability, as further described in the Amended SRP. If our board of directors waives the one-year holding period in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table as though the stockholder has held its shares for one year, including application of the Initial Offering Adjustment (if applicable) and the Holding Period Discount. In all other cases in the event of the disability of a stockholder, such stockholder will have its shares redeemed as described in the paragraph preceding the Holding Period Discount Table. Furthermore, any shares redeemed in excess of the Quarterly Redemption Cap (as defined in the Amended SRP) as a result of the death or disability of a stockholder will be included in calculating the following quarter’s redemption limitations. At any time we are engaged in an offering of shares of our common stock, the per share price for shares of our common stock redeemed under our redemption program will never be greater than the then-current offering price of our shares of our common stock sold in the primary offering. The above description of the Amended SRP is a summary of certain of the terms of the Amended SRP. Please see the full text of the Amended SRP, which is filed as Exhibit 4.2 to this Quarterly Report on Form 10-Q, for all the terms and conditions of the Amended SRP.

For the three months ended March 31, 2013 and 2012, we received eligible redemption requests related to approximately 0.2 million and 0.2 million shares of our common stock, respectively, all of which we redeemed using cash flows from financing activities, for an aggregate amount of approximately $2.3 million, or an average price of $9.83 per share, and $1.5 million, or an average price of $9.61 per share, respectively.

The table below summarizes the redemption activity for the three months ended March 31, 2013:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Redeemed Under the Plans or Programs (1)
January 31, 2013	—	$—	—	—
February 28, 2013	—	—	—	—
March 31, 2013	232,929	9.83	—	—

Total	232,929	$9.83	—	—

(1)	We limit the number of shares that may be redeemed under the program as described above.

ITEM 6.	EXHIBITS

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INDUSTRIAL INCOME TRUST INC.

May 7, 2013	By:	/S/ DWIGHT L. MERRIMAN III
Dwight L. Merriman III
Chief Executive Officer

May 7, 2013	By:	/S/ THOMAS G. MCGONAGLE

Thomas G. McGonagle
Chief Financial Officer and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

3.1	Second Articles of Amendment and Restatement of Industrial Income Trust Inc., dated February 9, 2010. Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed with the SEC on March 26, 2010.

3.2	Bylaws of Industrial Income Trust Inc. Incorporated by reference to Exhibit 3.2 to Pre-effective Amendment No. 4 to the Issuer’s Registration Statement on Form S-11 (File No. 333-159445) filed with the SEC on December 17, 2009.

4.1	Second Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 27, 2012.

4.2	Third Amended and Restated Share Redemption Program effective as of June 1, 2012. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on February 27, 2012.

10.1	Fourth Amended and Restated Advisory Agreement, dated as of February 21, 2013, by and among Industrial Income Trust Inc., Industrial Income Operating Partnership LP and Industrial Income Advisors LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 27, 2013.

10.2	Amended and Restated Equity Incentive Plan of Industrial Income Trust Inc., dated as of January 18, 2013. Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-186268) filed with the SEC on January 29, 2013.

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101**	The following materials from Industrial Income Trust Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 7, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Operations, (iii) Condensed Consolidated Statements of Comprehensive Loss, (iv) Condensed Consolidated Statement of Equity, (v) Condensed Consolidated Statements of Cash Flows, and (vi) Notes to the Condensed Consolidated Financial Statements

*	Filed herewith.
**	In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.